Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT FISV - Q4 2018 Fiserv Inc Earnings Call EVENT DATE/TIME: FEBRUARY 07, 2019 / 4:00PM GMT OVERVIEW: FISV reported 4Q18 adjusted revenues of $1.5b and adjusted EPS of $0.84. Expects 2019 adjusted EPS to be $3.39-3.52.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

CORPORATE PARTICIPANTS

Jeffery W. Yabuki Fiserv, Inc. - President, CEO & Director

Robert W. Hau Fiserv, Inc. - CFO & Treasurer

Tiffany Willis Fiserv, Inc. - VP, IR

CONFERENCE CALL PARTICIPANTS

Brett Richard Huff Stephens Inc., Research Division - MD

Christopher Charles Brendler The Buckingham Research Group Incorporated - Analyst

Christopher Charles Shutler William Blair & Company L.L.C., Research Division - Research Analyst

Darrin David Peller Wolfe Research, LLC - MD & Senior Analyst

David John Koning Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Georgios Mihalos Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Glenn Edward Greene Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

James Edward Schneider Goldman Sachs Group Inc., Research Division - VP

Jeffrey Brian Cantwell Guggenheim Securities, LLC, Research Division - VP and Analyst

Joseph Dean Foresi Cantor Fitzgerald & Co., Research Division - Analyst

Ramsey Clark El-Assal Barclays Bank PLC, Research Division - Research Analyst

PRESENTATION

Operator

Welcome to the Fiserv 2018 Fourth Quarter Earnings Conference Call. All participants will be in listen-only mode until the question and answer session begins following the presentation. As a reminder, today’s call is being recorded. At this time, I will turn the call over to Tiffany Willis, Vice President of Investor Relations at Fiserv.

Tiffany Willis - Fiserv, Inc. - VP, IR

Thank you, and good afternoon. With me today for the call are Jeff Yabuki, our Chief Executive Officer; and Bob Hau, our Chief Financial Officer. Please note that our earnings release and supplemental presentation for the quarter are available on the Investor Relations section of fiserv.com.

Our remarks today will include forward-looking statements about, among other matters, expected operating and financial results, strategic initiatives and the anticipated combination with First Data, including expected benefits, financial projections, synergies, financing and timing of as well as the ability to close — complete the transaction. Forward-looking statements may differ materially from actual results and are subject to a number of risks and uncertainties. Please refer to our earnings release for a discussion of these risk factors.

Today’s presentation is neither an offering of securities nor solicitation of a proxy vote. The information discussed today is qualified by the registration and joint proxy statement that Fiserv and First Data will be filing with the SEC. You should review that information carefully.

You should also refer to our materials for today’s call for an explanation of the non-GAAP financial measures discussed in this call, along with the reconciliation of those measures to the nearest applicable GAAP measures. These non-GAAP measures are indicators that management uses to provide additional meaningful comparisons between current results and prior reported results and as a basis for planning and forecasting for future periods. Unless stated otherwise, performance references made throughout this call are assumed to be year-over-year comparisons.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

As a reminder, the share and per share amounts in the press release, supplemental materials and comments are adjusted for the 2-for-1 stock split completed in March of 2018, along with adjusting the comparable 2017 adjusted earnings per share amounts in each period for the sale of a majority interest of our Lending Solutions business, which also closed in March.

And with that, allow me to call — turn the call over to Jeff.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Thanks, Tiffany, and good afternoon, everyone.

As you know, key elements of our shareholder value proposition are to steadily increase our internal revenue growth rate; convert that to growing streams of free cash flow; and last but certainly not least, allocate that capital in a shareholder-friendly way. We accomplished those objectives in 2018, and made important progress in building your company’s future success.

We achieved an 80-basis-point increase in our internal revenue growth rate for the year to 4.5% and also achieved our 33rd consecutive year of double-digit adjusted earnings per share growth. Results in the quarter, which are consistent with our preliminary results announced on January 16, include 4.5% internal revenue growth and a 33.4% adjusted operating margin, both against a very difficult prior-year compare.

Adjusted earnings per share increased 24% to $0.84 in the quarter and up a very strong 25% to $3.10 for the year. We also generated an all-time high in free cash flow and allocated a record $1.9 billion to shareholders, repurchasing more than 25 million shares for the year.

Sales were extraordinary in the quarter, finishing more than 30% higher than last year’s record sales, including our largest account processing win ever, enhancing our growth profile entering the new year.

Before we provide detail on the results, let me make a few comments on our recent merger announcement with First Data, which we believe creates the preeminent global provider of payments and financial technology. We expect this strategic transaction to move the industry forward in new and exciting ways. Early client reaction has been extremely positive, and centered on the ways in which the combined solutions can come together to create unique value for them and their customers.

The model is compelling, with leadership positions across multiple solutions and numerous ways to grow and prosper. We also intend to enable meaningful new client value along several axes, through increased investments in strategic solutions; unique and compelling end-to-end integration; and as important, by identifying new and unique sources of value at the intersection of technology, innovation and data. We’re approaching this opportunity with excitement as well as a steadfast commitment to excellence.

We’ve kicked off integration planning and expect to hit the ground running when we close. Our priorities include unlocking client value, capturing the meaningful synergies, and retaining and attracting the best talent. We have skilled, experienced integration leaders driving the process, accompanied by strong governance and oversight. We are highly confident we will achieve the incremental revenue synergies of $500 million and the $900 million of cost benefits shared in the original announcement.

In addition to this transformative transaction benefiting clients, we are equally as focused on creating significant shareholder value. We expect to generate upwards of $4 billion of annual free cash flow over the next several years, and we’ll continue to use our disciplined capital allocation strategy to optimize value in the aggregate as well as on a per share basis.

Our collective enthusiasm about the combination with First Data is even greater now than it was on the day of announcement.

With that, let’s get back to reviewing performance and start against our 2018 key shareholder priorities.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Our first priority was to continue to build high-quality revenue while meeting our earnings commitments. Next, to enhance client relationships with an emphasis on digital and payment solutions. And third, to deliver innovation and integration which enables differentiated value for our clients.

As I mentioned, we continue to focus on high-quality revenue growth acceleration, delivering 4.5% internal revenue growth in both the quarter and the year. The 80-basis-point increase in our internal revenue growth rate for the year comes from multiple sources, including the cumulative effect of adding recurring revenue with a direct link to client value. We also expect another lift in our internal revenue growth rate for 2019.

Our strong adjusted earnings per share performance was due to a combination of internal revenue growth, tax leverage and operational effectiveness. Our full-year adjusted operating margin was below the prior year, primarily due to a 110-basis-point headwind from the combination of the Lending Transaction announced in March and the meaningful internal investments funded by the Tax Cuts and Jobs Act enacted last year. But for these items, adjusted operating margin would have increased 80 basis points for the full year.

Our second priority was to enhance client relationships with an emphasis on digital and payment solutions. Now as you may have seen earlier today, we announced the largest new core account processing sales win in our history. In a competitive takeaway, New York Community Bancorp, Inc., the holding company for New York Community Bank, with over $50 billion of assets and locations in 5 states, selected DNA and a package of more than 40 solutions, including debit processing, Corillian Online Banking, Mobiliti, Zelle and Dovetail to deliver differentiated high-value solutions to their customers. The combination of modern, real-time technology with significant flexibility is allowing us to meet the changing needs of larger financial institutions.

DNA also continued its momentum with large credit unions, signing Fox Communities Credit Union with $1.6 billion of assets. Fox Communities selected DNA as their business had outgrown their existing core processing provider. DNA provides a platform for future growth, eliminates a number of third-party vendors, and will allow Fox Communities to continue serving their members with excellence.

Overall, DNA performance was strong, with 30 implementations for the year, including 16 for institutions with assets greater than $1 billion. We also signed 29 new clients for the year, which is indicative of the continuing momentum of DNA. Equally important, we signed 30 new account processing clients to our market-leading Premier platform during the year.

Interest also remains high for our digital and payment solutions such as Architect, Commercial Center and Dovetail. Bank of California, with more than $10 billion in assets, selected Architect and Commercial Center in the quarter to better meet the rapidly changing expectations of their retail and commercial customers. Additionally, both KeyBanc, with over $130 billion in assets; and Bank OZK, with more than $20 billion in assets, selected Dovetail in the quarter. We expect to see more institutions take steps to enrich and extend their payments capabilities to meet the evolving needs of a digitally centric landscape.

Our third priority is to deliver innovation and integration which enables differentiated value for our clients.

We continue to see strong demand around Zelle. As you have likely seen reported, Zelle transactions now exceed 400 million and grew 75% year-over-year. We expect broad industry adoption to accelerate over the next 24 months, as evidenced by the nearly 100 new clients we signed for Zelle in the fourth quarter alone, which is more than the total signings in the first 3 quarters of the year.

As the leading provider of Zelle services to all-sized financial institutions, we have opportunities to package our payments value proposition in unique and interesting ways. For example, in the quarter, MUFG Union Bank, with $124 billion in assets, selected both our turnkey Zelle solution to be implemented later this year, along with the Dovetail Payments Platform to help enable real-time enterprise payment capabilities for their customers. Overall, we believe our leadership, as the most experienced standalone as well as integrated Zelle provider, will enable us to deliver payments innovation and client value to the financial industry.

Lastly, PennyMac, a top mortgage lender, selected a broad suite of products, including debit processing, electronic billing and a unique mobile wallet to meet their customers’ expectations.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

With that, let me turn the call over to Bob for more detail on our financial results.

Robert W. Hau - Fiserv, Inc. - CFO & Treasurer

Thank you, Jeff, and good afternoon, everyone. As you’ve heard, we are pleased with our strong 2018 performance. Adjusted revenue was up 2% in both the quarter and the year to $1.5 billion and $5.5 billion, respectively. Internal revenue growth was 4.5% in the fourth quarter and full year, driven by solid performance in both segments. The fourth quarter results were even stronger when considering last year’s comparative performance of 6% internal revenue growth.

Adjusted operating income, which was impacted by the Lending Transaction, was in line with the prior year at $492 million for the quarter and up 1% to $1.8 billion for the year. Adjusted operating margin in the quarter was 33.4%, which is a decrease of 60 basis points compared to last year’s record results. As we’ve shared all year, our adjusted operating margin performance includes structural headwinds from the Lending Transaction, along with investments funded from tax savings. These 2 items had a negative margin impact of 160 and 110 basis points in the quarter and year, respectively.

Adjusted EPS was up 24% at $0.84 in the quarter, and increased 25% to $3.10 for the year, marking our 33rd consecutive year of double-digit adjusted EPS growth.

Our Payments segment has had strong performance all year and did so again this quarter. Adjusted revenue was 9% to $865 million in the quarter, and up 8% to $3.2 billion for the year, which includes 2 months of impact from the acquisition of the Elan debit processing business. Integration with our card services business is in flight and progressing well.

Internal revenue growth in the segment was 6% in the quarter and 5% for the year, led by strong performance in card services, biller solutions and electronic payments, partially offset by lower periodic revenue. Organic debit transaction growth was high single digits in both the quarter and year.

Adjusted operating income in the segment grew 9% to $315 million in the quarter and 8% to $1.1 billion for the year. Adjusted operating margin performance in the quarter was a very strong 36.4%, in line with last year, and expanded 20 basis points to a new high watermark of 35.3% for the year. The client-focused investments funded from tax reform negatively impacted the Payments segment results by 120 basis points and 50 basis points for the quarter and year, respectively.

An important element of expanding high-quality growth is extending our digital and payments footprint. Along those lines, Mobiliti ASP subscribers grew 21% in the quarter to cross 8 million. We also continued to add clients to our unified digital platform, Architect, with 7 implementations in the quarter and 19 for the year. In addition, we signed 26 new Architect clients in 2018, further demonstrating the market opportunity and importance of digital.

Lastly, P2P transactions from both our Popmoney and Zelle solutions grew a combined 74% for the quarter and 44% for the year, showcasing the strong growth potential of these important DDA-based payment technologies. Zelle volume alone in 2018 was up more than 6x the prior year.

For the Financial segment, adjusted revenue was down 8% to $615 million for the quarter, and down 5% to $2.4 billion for the year, both of which were significantly impacted by the Lending Transaction. Internal revenue growth was 3% in the quarter and 4% for the year, driven primarily by solid performance across our account and item processing businesses.

Adjusted operating income was $208 million for the quarter and $798 million for 2018, both of which declined due to the Lending Transaction. Accordingly, adjusted operating margin contracted 140 basis points in the quarter to 33.7%. And similar to my comments on the total company results, the Financial segment adjusted operating margin was negatively impacted by the Lending Transaction and tax savings reinvestment, totaling 190 basis points in the quarter. But for these items, adjusted operating margin would have expanded 50 basis points, even in light of reduced periodic revenue from the very strong fourth quarter performance last year.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

For the year, adjusted operating margin contracted 20 basis points to 33.3%, which reflects a 150-basis-point headwind from the combination of that Lending Transaction and tax savings reinvestments. We expect the combined impact of these items to be fairly muted on our total company adjusted operating margin results in 2019.

The adjusted corporate operating loss was $31 million for the quarter and $122 million for the year. Both the quarter and full-year results were in line with our expectations. The adjusted effective tax rate for the quarter was 23.9% and 21.6% for the year, both lower than prior year due primarily to the benefits from the Tax Cuts and Jobs Act. We expect our tax rate for 2019 to be in the range of 22% to 23%.

We generated record free cash flow, exceeding $1.3 billion this year, highlighting a hallmark of our business model, significant free cash flow generation. Free cash flow was up 7% for the year, which includes a reduction due to the Lending Transaction. Free cash flow conversion was 146% in the quarter and 102% for the year. Conversion was slightly below our initial expectations, primarily due to higher working capital and increased CapEx, which we expect to moderate in 2019.

We repurchased nearly 9 million shares in the quarter for $689 million, and over 25 million shares in 2018, returning a record $1.9 billion to shareholders. Since inception of our share repurchase program, we retired nearly 482 million shares for $11.4 billion, or more than 60% of the shares outstanding at the start. And as of December 31, we had 393 million shares outstanding and 26 million shares remaining in our share repurchase authorization. And as you know, in conjunction with the First Data announcement, we have deferred any additional share repurchase until the transaction closes.

Total debt outstanding at the end of the year was $6 billion, bringing our debt to adjusted EBITDA ratio to 2.6x.

With that, let me turn the call back to Jeff.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Thanks, Bob. Sales in the quarter was up 31% to an all-time high, which is even more noteworthy when compared to the record level on last year’s fourth quarter and was 114% of quota. Sales for the year was up 5%, and we attained 91% of quota.

Integrated sales was also very strong in the quarter, up nearly 30% over the prior year, and 131% sequentially. Importantly, we exited the year with a domestic pipeline that, even after our record sales, remains nearly 20% higher than at the same point last year. We are pleased with our sales results and market momentum.

We made excellent progress on our operational effectiveness initiatives during the year. We achieved another $12 million of savings in the quarter and $57 million for the year against our $50 million target. As of the end of the year 3, we have already booked $200 million of the expected $250 million 5-year program. In the aggregate, we have captured nearly $800 million of saves over the last dozen years.

For 2019, we expect to achieve $50 million, which would close out our $250 million 5-year program one full year early.

Before we get to guidance, let me provide some perspective on the environment. We continue to see the market moving to places where we are focused, such as payments and risk, all things digital, and delivering a world-class core account processing ecosystem. We believe this evolving paradigm will require market participants to increase their investments in technology, focus on data insights and reengineer their customer journeys. Given these trends, coupled with the current macroeconomic environment, we believe M&A will continue to be active, an example of which we saw earlier today. We firmly believe financial institutions will increase their technology investment and, where possible, spread that across larger scale, extend their deposit gathering capabilities, and create differentiation in how they go to market.

On balance, these trends are very consistent with our strategic hypotheses and reinforces the actions we have taken to position your company for long-term success.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Now looking ahead to 2019, we expect our internal revenue growth rate to step up and be in a range of 4.5% to 5%. We expect adjusted earnings per share to be in a range of $3.39 to $3.52, representing growth of 10% to 14%, which is measured against the revised 2018 result of $3.08, which reflects the remaining impact of the Lending Transaction. We expect our adjusted operating margin to expand by at least 50 basis points, and we anticipate our free cash flow conversion to be more than 105% for the full year.

For modeling purposes, we anticipate that our financial performance will accelerate into the second half of the year, creating additional momentum as we go into 2020. Importantly, our guidance does not include or anticipate any impact from the First Data transaction, which we expect to close later this year.

In conclusion, we’re pleased with our financial, operational and strategic results for the year. We further strengthened the business and are excited and optimistic about the future of your company. We were recently named by FORTUNE Magazine as a World’s Most Admired Company for the sixth year in a row, and received high marks for long-term investment value, financial soundness, people management and social responsibility. This important recognition underscores our commitment to excellence and innovation as a global leader in FinTech.

As we look to 2019, we remain committed to delivering high-quality results, including an increase in internal revenue growth, strong free cash flow and disciplined capital allocation.

Lastly, let me recognize and thank the 24,000 Fiserv associates around the world who are committed to delivering excellence for clients and shareholders each and every day. I’m proud of what we’ve accomplished so far, and even more optimistic about our collective future.

With that, let’s open the line for questions.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question and answer session. If you would like to ask a question please press star 1. Please unmute your phone and record your name clearly when prompted. Your name is required to introduce your question. To cancel your request press star 2. One moment please for the first question.

Our first question is from Darrin Peller of Wolfe Research. Your line is now open.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Darrin?

Darrin David Peller - Wolfe Research, LLC - MD & Senior Analyst

Just start off — Jeff, can you just start off with any market feedback you’re hearing from customers either on — on either side, First Data’s customers or perhaps your own banks, since the deal was announced? Would love to hear some — a quick spot check on the sentiment.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes, sure. So obviously, we spent a substantial majority of time with our clients, although a number of clients have multiple relationships. May — I have to say the client reactions have been incredibly positive, both in terms of two strong companies coming together. As you know, Darrin, Frank and his team have done a great job in rebuilding First Data, and I think the fact that we’re coming together, people see the opportunities, those opportunities that we’ve talked about, whether they be around bank merchant; opportunities around network enhancement and enriching the payment — the end-to-end payment opportunities; and even some clients who have said, “Hey, now that you guys are together, we want you to take a look at this business that we would not have otherwise done, had you not come together.” So the feedback’s been great, positive; probably more positive than we would’ve thought to this date — to the date so far.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Darrin David Peller - Wolfe Research, LLC - MD & Senior Analyst

That’s great to hear. And just a quick follow-up, I mean, look, we saw your community announcement today, and obviously, you’re showing strong integrated sales again. I guess, first of all, if you can give us a little bit more color on what drove the win on New York Community. I think it was a competitive process. And then on the strength on the integrated sales, I mean, if you could just maybe rank order the top 3 areas you’re seeing differentiate yourselves right now in this quarter [and next, last] quarter, that’d be great.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. Absolutely, Darrin. So the world — as the world becomes more digitally centric, we’re clearly in an environment that is real-time. Many of the core banking systems in the U.S. are not real-time, and so there’s been a lot of focus on do I take the step to real-time now, or do I wait? In this case, New York Community made a determination that they wanted to go with real-time. The second thing is they wanted the flexibility of an API-based system, more modern technology. And then third and just as important is the suite of products that we bring in, everything from online and mobile to payments hub technology and including — had we already been closed on the First Data, I’m sure we would’ve looked at this as well. So the belief that we’re going along into the — into digital payments in real-time is the thing that helps move that end of the market in. So from that perspective, that’s all great. On the integrated sales front, it’s really around digital. So whether it be Architect or Mobiliti, a lot of movements on payments, Dovetail payment hub, Zelle, and then a fair amount of energy on just risk and fraud to make sure that, as the more complex digital ecosystem comes together, that they’re able to protect themselves. So a lot of focus on those areas.

Operator

Our next question is from Brett Huff of Stephens Inc.

Brett Richard Huff - Stephens Inc., Research Division - MD

Can you talk a little bit more about Dovetail? It sounds like we’re seeing more traction at least than I expected on that. I know it’s a bit of a Swiss Army knife asset. Can you give us the main driver? Is this a payments hub future-proofing kind of thing? Or is this — are there specific use cases that people are going after? Or is this a cost savings focus? Can you just illuminate that a little bit for us?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure, Brett. I mean, it’s a little of all of those things, although I do have to say, I like the Swiss Army knife metaphor because that actually fits pretty well. Where you have some trends going on, as you know, in the market that are having people take a look at the payments back-office infrastructure that you have. So whether it be around TCH or other real-time use cases, the opportunity is to pair up Dovetail with Zelle and have a different way to move money. There’s also a fair amount of focus going on right now around updating and enriching wire capabilities. So those use cases are making it more tangible to think about it. The other beauty of Dovetail is we can install the hub and toggle capabilities as if and when clients need them. So in some cases, you’ve got clients who want everything; in other cases, they may only want wire. But we’re enabling everything, and then giving them what they want when they decide they need it. And it is — it was consistent with our strategic thesis when we bought Dovetail. It’s taken us a little bit longer. We said throughout the year it was part of why we were seeing some slowness in sales is these are longer, more technical sales. But as we’re seeing them ramp up, they’re beginning to get some nice momentum, and we expect that momentum to carry, really, for the next couple of years as all-sized institutions think differently about ACH is really the standard and moving in more to a real-time or near real-time capability.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Brett Richard Huff - Stephens Inc., Research Division - MD

That’s helpful. And a follow-up, another product question. Can you talk about bill pay? And the fact you have a market-leading bill pay position and have also kind of migrated some of those things to the NOW Network. How does that fit in with the new group of merchants that you all are likely to have once this deal closes? Are there any specific ways or rails or things that we should be thinking about on how you connect the bill pay with some of those merchants?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. I mean, we’re very excited about the fact that First Data has, call it order of magnitude somewhere around a 40 share in the U.S. in merchants. And that is in fact an element of a rail, and so we’re certainly examining, is there a different way to electronify the standard consumer-to-business payments. We’re also quite excited in thinking about combining some of the capabilities that we have in our cash management technologies, along with not just the retail piece of RXP, but also the business-to-business piece of RXP and the size of the merchant databases, which are quite significant. And then looking at really how can we expedite payments, not just in the consumer side, but in the business-to-business side as well. So we see a lot of optionality there. It’s one of the areas in which we believe we’ll ultimately invest to help enhance the way businesses move money.

Operator

Our next question is from Dave Koning of Baird.

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Yes. So I guess first of all, in the FI segment, the margin decline has gotten bigger over the last 3 or 4 quarters. Is that just — you were having a pretty good year. You were kind of flexible in terms of what you could spend on investments. I know the Lending — that sale obviously contributed. Is that what’s kind of happening? And does that allow the margins to grow at an increasing rate through 2019 in that segment?

Robert W. Hau - Fiserv, Inc. - CFO & Treasurer

Yes. Dave, it’s Bob. Probably the biggest driver of the margin into the second half of the year is really the ramp of that tax savings reinvestment. We announced that launch at the very beginning of the year, and by the time we really got it ramped and running, it was really into the third quarter, into the fourth quarter. And so you saw more of a significant headwind of that in the second half of the year than you did in the first half of the year. And of course, that will abate somewhat into 2019, so we hope to see margins lifting as part of the 50 basis point margin — at least 50-basis-point margin expansion we’ve forecasted for next year.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

We also had, Dave, a fairly meaningful decline in periodic revenue in the quarter, of which a big block of that comes in the Financial segment. So that also had a real impact in the quarter.

Robert W. Hau - Fiserv, Inc. - CFO & Treasurer

That’s a big driver for fourth quarter.

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9

FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Yes. Okay, got you. And then the follow-up question, I guess, in payments, does Elan have significant seasonality? And is it — is there enough cost savings and margin improvement that, that actually drives some of the margin expansion in payments? Or is that a little bit of a drag still in the first full year?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. I think you should think about it as a drag in the first full year. We’ve obviously accounted for that in our 50 basis points of — or at least 50 basis points of positive margin expansion this year. But it is going to drag us throughout the year. I don’t see them having different seasonality than the rest of our card business, but there is going to be more card utilization in Q4 versus what we would see, for example, in Q1.

Operator

Our next question is from Jim Schneider of Goldman Sachs.

James Edward Schneider - Goldman Sachs Group Inc., Research Division - VP

I was just wondering, and apologies if this has been answered already. If you look more broadly at the bank landscape, what do you think today’s merger announcement says about the prospects of foreseeing additional actions more downmarket in your traditional client base? And maybe just talk about what you see in the bank consolidation environment generally speaking, please.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. So we talked a little bit about this in our prepared remarks. I mean, in my opinion, this is an example of a couple of good, strong banks who decided that they’re going to go harder at some of the larger banks, and they’re going to look to consolidate to create more capacity to invest in technology. I think there’s a real recognition of that importance, including an announcement where they’re going to increase their technology spend meaningfully. I think that is what we’re seeing across the ecosystem in terms of looking for different ways to spend money on technology. There’s a real need to do that, whether it be digital, retail, risk, payments, all of those areas, many of the things that we’ve talked about and weaved in throughout our prepared comments. We have been saying for a couple of years we’ve been seeing a fair amount of M&A. I think that’s going to continue because scale is going to matter. There’s a lot of focus on deposits — deposit gathering. And for us, the good news is even though we will continue to have the same kind of consolidation in our base that we’ve seen for the last 30 years, I do think that the places in which we are going long are the places in which the investments are occurring. And I also think that — I think it will send a message to the industry when you’re seeing companies that are both strong come together to be a better company. We think 22 days ago, we made a similar announcement. But Jim, I think that’s what the message is in that announcement today.

James Edward Schneider - Goldman Sachs Group Inc., Research Division - VP

That’s helpful. And then maybe just as a follow-up, can you maybe talk about, relative to the revenue synergies you expect to see over the 5 years post transaction close, which are the 1 or 2 items that you think you could see soonest in terms of either the cross-sell opportunities or the network side or the card processing side, or just the pure cross-sell of acquiring services? Maybe just kind of talk through what you see kind of coming and materializing first, second and third and the progression to the $500 million.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. So I mean, I think as part of our original announcement, we said we expected nearly $100 million of actual revenue synergy in the first 12 months post close. And a big part of that is because we believe, by the combination of the networks and the ability for routing opportunities and

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

different forms of network innovation, that we will be able to by virtue of the combination without having to go out and sell and implement and have lead time, but just doing things in a more cohesive way. With the scale of the company’s coming together, that will create some incremental value there. I think the second thing is we’re going to have a good amount of success in the merchant bank space. And one of the things that we’ve been very pleased about is that the feedback coming from the community institutions all the way up through the largest banks, there’s a lot of interest in how can we take the things that we’re doing today, whether it be digital and core, and integrate them with merchant, and we will work on that and have — be as expeditious as we can in getting that into the market. So I think we’ll actually see benefits coming from that fairly early in the process. Again, part of the nearly $100 million. But I think we’ll see sales ramp up a little bit faster than we originally anticipated. And then we’ll have a number of different products to sell across both sets of client bases through the normal. Think about it as our integrated sales, and I think that will probably be third in that order.

Operator

Our next question is from Ramsey El-Assal of Barclays.

Ramsey Clark El-Assal - Barclays Bank PLC, Research Division - Research Analyst

I wanted to revisit the BB&T-SunTrust deal. Can you help us understand to what degree there would potentially be an impact to your P&L from that transaction? Are they both customers of yours? Or is there any risk of consolidated pricing there or of losing some of the business? Or if you could just speak to that, I’d appreciate it.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. So both SunTrust and BB&T are good, long-term clients of ours, and we expect that, that will continue. Of course, it’s only been a few hours, but we have no reason to believe that, that will not continue. The kinds of services that they are using from us we think are fairly well-provided across the base and they’re not generally the kinds of things that you can combine. So bill payment would be a good example. So we think that, that will continue to be — will work well for us. They’re also clients of First Data, and I assume that they will continue to be good clients of First Data. So for right now, we feel like there will be opportunities for us to do as much, if not more, given some of the things that we’re doing and some of the investments that we believe they may make given the transaction.

Ramsey Clark El-Assal - Barclays Bank PLC, Research Division - Research Analyst

Got it. And my follow-up, I wanted to ask about DNA and this New York Community Bank win, which is impressive. This is kind of a proof point that DNA is — definitely appeals to a larger asset-sized institution. I mean, what does the pipeline look like for larger-sized deals here? Is this kind of more of an outlier? Or are you really seeing the momentum moving sort of upmarket with DNA?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. Ramsey, that’s a great question. We have been — interestingly, for the last couple of years, we have been very pleased at where — how we have played in the kind of the larger bank RFP process. So we have, basically, in every large deal that has been done over the last couple of years, we have been a finalist in the — in an RFP process, so in the competitive process. And frankly, one of the things that’s been a little bit of a challenge is it’s hard to win your second one until you’ve won the first. And now that we have won this, we’ve won several banks that are in the $30 billion range. We now believe that this takes us up to the next level. And we are the only real-time, modern technology platform in the U.S. that’s U.S.-based and U.S.-centric, and we do think this will help us. Now we also recognize that there are not 100 of these going a year, but there are enough of them to matter. And as you know, we typically are really great in payments, in digital, in mobile and risk and those products up in that end, but we have not had the momentum in core, and we think this is a great step in the right direction.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Operator

Our next question comes from the line of George Mihalos.

Georgios Mihalos - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Just again, maybe thinking about the First Data acquisition and all the assets and the services that, that brings to you. Now you obviously have the merchant capability. You’re more robust on the issuer processing side. You also get sort of a stronger switch. Is there an opportunity, as you think of sort of recreating a network to sort of put something in place kind of similar to what a very large bank like Chase has done with sort of a ChaseNet type product. Is that something that’s on the road map for you guys?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

I would say at this stage, we are in the process of evaluating a number of different opportunities. Certainly, looking at all of the different ways in which we can create network value for our issuer clients and our merchant clients is quite high on the list. Frankly, our focus at this stage has been more around where are the opportunities to innovate in the progression of the merchant capability, and where are the ways to integrate in the progression of the issuer-merchant connectivity. And so we see some really intriguing opportunities there around digital enablement, around real-time connectivity between what’s happening at the point of transaction all the way back through cash management and back into the core account processing system. Frankly, we believe that what — one of the things that makes us unique is not just that we have the issuer and the merchant piece, but we have the core engine as well wrapped up by the back-office payments. And so we see a lot of opportunity there, especially as the world moves more to real-time. So a little bit of a long-winded answer, but we’re still early in the process of evaluating those kinds of opportunities.

Georgios Mihalos - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Great, that’s very helpful. And then maybe just a quick follow up, sort of a housekeeping item. How should we be thinking about the term fees in ‘19 versus ‘18? And maybe if we look at the 50 bps of margin expansion, kind of thinking about that between the Financial and Payments segment.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure.

Robert W. Hau - Fiserv, Inc. - CFO & Treasurer

Yes. For 2018, it was down a bit. I would expect 2019, in total, from a periodic revenue standpoint to be up modestly, call it flat relative to what we saw in 2018 actual.

Operator

Our next question is from Chris Shutler of William Blair & Company.

Christopher Charles Shutler - William Blair & Company L.L.C., Research Division - Research Analyst

Jeff, could you give us a sense, when you look at your FI customers, how many have merchant bank capabilities today and how many you view as kind of viable candidates for merchant acquiring?

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

It’s a really interesting question. And it’s only interesting because there’s really no bank or — and many credit unions who don’t have connectivity to merchant. What we have found in the community space is an incredible amount of fragmentation, very few institutions have kind of an all — going all in with a single source. It’s much more around letting the merchants to some extent make those decisions because people like us haven’t built out the technological advantages around integration that we believe we’re going to be able to build. So we think it’s very much a greenfield space. And the key is going to be how will you begin to prioritize the combination of front book and back book, and how the institutions are focusing on their end market. And again, the second piece is how do you make it easy through integration into the core system for banks to be in a place where they can better serve their merchants and create some economic value for them at the same time, and we think there’s a reasonable amount of value for banks to capture. And we like being in the point where our technology is actually making money for banks as opposed to costing them money.

Christopher Charles Shutler - William Blair & Company L.L.C., Research Division - Research Analyst

Great. And then just one clean up. The 2019 guidance for EPS. Can you just confirm that — whether there are any share repurchases in that guidance?

Robert W. Hau - Fiserv, Inc. - CFO & Treasurer

We — essentially, in our overall guidance, 10% to 12% growth off of the 2018 actual result incorporated the deferment of our share repurchase through at least close. And that range essentially encompasses a variety of potential outcomes there.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Okay, Chris. And I think I would clarify by saying Bob really meant to say 10% to 14% of EPS guidance. I think what — I mean, what — we obviously are not buying back shares at this point, and we have to get to close. I think what we would say is our 10% to 14% assumes whatever the different scenarios are that we believe will happen throughout the year.

Operator

Our next question is from Glenn Greene of Oppenheimer & Co.

Glenn Edward Greene - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

I wanted to go back to sort of the booking and sales environment. The 30%-plus number in the fourth quarter was obviously great. But I’m curious how broad-based it was. Or was it skewed by New York Community Bank? How much? And obviously, you’ve got the pipeline up 20%. So it certainly feels like the environment’s really good. And just sort of a secondary question on that, is New York Community Bank’s scheduled to convert at all in ‘19? Or is that more of a 2020? I’m trying to understand if that impacts the organic growth in ‘19.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. So I would say, Glenn, that the sales for the quarter were incredibly broad-based. A lot of activity across virtually every line. And many, many, many of the sales were on an outsourced ASP kind of cloud environment, right? So a lot of future recurring revenue that’s going to get booked. The part of it is — the second and third quarters were not great, and so we had some pickup in the fourth quarter for that. But the fact that we had such a big quarter ended up, up for the year, year-over-year, even though a little short of quota, and the pipe is still up nearly 20%. We, like you, view that as being quite positive. And we like what’s in the pipeline, the kinds of transactions that are in the pipeline. As far as New York Community goes, there will be a bit of positive impact in ‘19, but the substantial majority, or the big boost, will come in 2020 and beyond.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Glenn Edward Greene - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Okay. And then just quickly, I don’t know if you have any more thoughts, it’s only been 3 weeks since you announced the merger. But the $900 million of cost synergies, I’m just getting a sense — trying to get a sense if there’s any other sort of low-hanging fruit you found. And would you be willing to share a little bit sort of thinking of the timing of how quickly you might have realized that.

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. So I would say that, as we referenced in our prepared remarks, that we’re highly confident in both the $900 million of cost synergies and the $500 million of incremental revenue synergies over the period. I think when we made our — when we talked about this, we talked about the fact that it’s a little bit of a barbell. We expect to get a lot of benefit in the first couple of years. We’re talking about a net 20% accretion, which obviously also takes into account the interest saves, which are not part of the $900 million. Then you start to get to some things that are a little bit tougher. You do work and you have it come back in. I would say at this stage, we’ve gotten the integration kicked off. We’re taking a look at things. Depending on if you’re asking Frank or me, we’re more bullish on the timing. Bob and his counterparts are a little bit — they’re going to try to give us the Heisman on that a little bit. I — we feel very good about the $900 million. We feel good about the timing that we’ve talked about. And you can be sure that just like what we do in our operational effectiveness work, we’re going to do everything we can to bring that in early. And we’d like nothing better, although this is not guidance, but we’d like nothing better than to get done earlier than we anticipated so we could get to the Phase 2 and 3 and 4 and 5 and 6 and everything else, to build upon the muscle that we built in Fiserv for the last 12 years.

Operator

Our next question is from Chris Brendler of the Buckingham Research Group.

Christopher Charles Brendler - The Buckingham Research Group Incorporated - Analyst

One quick question on the merger. If I look at the cash flow projections on the pro forma company, it looks pretty powerful. And your leverage guidance, I’m getting a pretty significant variance on the — as I pay that down. Can you talk about potentially the merger and sort of integration cost, and how significant those might be in your plans?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. And Chris, it’s good to chat with you. So I would say that our plans around generating the free cash and the, call it $4 billion-ish over the next few years, I mean, we’re certainly feeling quite good about that. I think on balance, we’ve said that we expect the — and Bob, correct me if I’m wrong, we basically expect the one-time cost to be somewhere in the area of the $900 million of synergies. And so I think that’s the general rule of thumb that we’re using. And that will probably go a little bit ahead of the synergies because you typically are spending the money as you book them and not — or as you lock them down and not necessarily as they come into the P&L. But I don’t think they’ll be gigantic differences in the flow of that. And then as it relates to the leverage ratios, remember that what we’ve talked about is that we’re going to suspend -- or sorry, defer share repurchase between now and closing, and then we’ll reevaluate what we have going on. We think the combination of the growth and EBITDA and the payback potential out of the significant free cash flow that we’ll generate will allow us to pretty quickly get back to our more normal capital allocation strategy, which typically includes buying back shares. So we think that there will be a combination of tracks, paying down debt, repurchasing shares, and probably doing little solution-oriented acquisitions again at some point, with the first 2 taking precedence. Bob, does that...

Robert W. Hau - Fiserv, Inc. - CFO & Treasurer

Yes, exactly right.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Christopher Charles Brendler - The Buckingham Research Group Incorporated - Analyst

That makes a ton of sense. And if I could ask a follow-up on — you mentioned on the merger call the opportunity with Clover potentially within the Fiserv client base. And just sort of fascinated by that possibility. Can you just give me sort of the — how you view Clover, both as part of the merchant business and the potential to bring that into banks today and offer them a Square-like solution? And also, what’s your thinking in terms of the core business — the core processing business and how they could use Clover?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. Sure. So I mean, we’re really very bullish about the ability to bring Clover into the community banking system for a couple of reasons. First of all, we like the fact that we can drive, we think, a really powerful end-to-end integration advantage. We can digitally enable that to make it easier for merchants to be able to select, on their own, that technology if they decide to open an account online. We envision being able to also sign up as a Clover merchant in that same process, so digitally enabling that element of the value chain. And then most importantly, it’s a really attractive technology. It will be in a place where we can combat — banks can combat Square if they so choose. And then lastly, and probably most importantly, is we believe that by integrating this into the core account processing systems, that we’ll be able to create a data advantage for the banks vis-a-vis what they could have done otherwise, and allow them to better serve their SMBs and also to optimize their revenue, which we see happening in some of the larger institutions. So we’re really excited about that, and our banks are as well.

Operator

Our next question comes from the line of Jeff Cantwell of Guggenheim Securities.

Jeffrey Brian Cantwell - Guggenheim Securities, LLC, Research Division - VP and Analyst

Can I just circle back on something? You sort of just touched on this. I guess a little context for you here. We cover Community Bank. That’s a client of yours, and they’re excited to see what you do with Clover, right? So I guess the crux of the question, should we expect Clover as a potential offering by your bank partners using online? Because we know that from First Data’s standpoint, digital distribution was a big initiative of theirs with their larger JV partners. I guess what I’m trying to drive at is, is offering Clover on all of those financial institution websites a realistic outcome from all this, even if it may not be a near-term focus? Can you just give us your thoughts there?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. Jeff, I mean, we realize as well as you do that one of the issues has been a lack of digitally enabling the selection of Clover or other merchant capability. And First Data has done a great job of building out the — basically the procurement capability, but have not been able to enable the whole process. One of the beauties of what we bring to the party is not only do we have the core system, but in many, many cases, we are also the digital enabler, hosting websites, doing lots of those kinds of things. We’re serving somewhere in the area of 110 million digital users today in the U.S. We have 140 million accounts that we’re processing for. And so when you bring that together, we do see opportunity. Now to your point, we think it will take some time to figure out the right way to do that. But that’s pretty high on our list just given the opportunity that we see and the opportunity that the clients see as well.

Operator

And our last question comes from the line of Joseph Foresi of Cantor Fitzgerald.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

Joseph Dean Foresi - Cantor Fitzgerald & Co., Research Division - Analyst

I had — I should ask like a multipart one, right? It’s been a long day for me, too. Yes. So on the — everyone’s asked about sort of the cost synergies. I wonder, just 2 parts, and I’ll ask them upfront. First, on the $500 million of revenue synergies, can you break that down for us? Is that cross-selling versus new products versus other products? And then the second part of that question, which I’ll just ask upfront. Traditionally having covered FDC and having covered Fiserv and the core processors, you’re selling into different parts of the bank with different decisions and different people. And I’m wondering, as you start to see this come together, how do you bridge that gap? I — with a core processing system necessarily — or someone who uses a different core processing system necessarily convert because you’ve got merchant acquiring? Or is it all from the outside-in as you talked about with Square, etcetera?

Jeffery W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. Absolutely. So let me take the first part of that first. So when we announced the deal, we talked about 3 distinct buckets of value. We talked about a couple of hundred million dollars of revenue synergies, so 40% of the $500 million would really be around merchant bank, merchant bank acquiring services. The second bucket was around really payments, network innovation, expanding our payments offerings and network innovation, that was around $250 million. And then the last $50 million was around integrated sales, just generally cross-selling across all of the things that both of the companies do, and that’s really around the world. And again, we provided numbers that we were highly confident that we would be able to achieve. I would also put in one other caveat. We also talked about the fact that we made a $500 million incremental investment into technology, into supporting the technologies, and that is separate from the $500 million. So the benefits of that $500 million aren’t accounted for in that — in the $500 million of revenue synergies. So we continue to feel good about that aspect of it. As it relates to the second part of your question, really around — to your point about the core processors and payments. In the largest banks, clearly, that’s going on separately. You’ve got the back-office payments, people looking at payment hubs. And you’ve got front office payments looking at cards. And you’ve got core looking — no one in the largest banks have really for the most part looking at core, but certainly that would go into a different place. In the core, even in the New York Community Bank level, that size institutions doesn’t have the fragmentation that you’re talking about, and these things are looked to be bought together. And because we have such strong relationships, whether they be digitally-based or payments-based or core-based, in the, call it everything but the top 10 banks, they’re less fragmented than having to literally go to a bunch of different people. Once you — and maybe it’s 15. But for the most part, the relationships that we have and First Data have are going to be extensible and not going to be as murky as it will seem on the surface to go in and be able to talk through the value. In fact, many, many, many clients are wanting to do that already. Of course, we have to wait until we close to be able to go out and do that. But the conversations and the enthusiasm is certainly out there right now. And we’re not seeing any issues around that kind of fragmentation or silos coming from the financial institutions or the merchants.

Thank you, everyone, for joining us today. We always appreciate your support. If you have any follow-up questions or need additional information, please don’t hesitate to contact our Investor Relations team, and have a good evening.

Operator

Thank you. And that concludes today’s conference. Thank you all for participating.

You may now disconnect.

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FEBRUARY 07, 2019 / 4:00PM, FISV - Q4 2018 Fiserv Inc Earnings Call

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Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Fiserv’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.